Exhibit 1.01

Armstrong World Industries, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2016

Armstrong World Industries, Inc. (“AWI”) is a Pennsylvania corporation incorporated in 1891.  We are a leading global producer of ceiling systems and, prior to April 1, 2016, flooring products for use primarily in the construction and renovation of residential, commercial and institutional buildings.  We design, manufacture and sell ceiling systems (primarily mineral fiber, fiberglass wool and metal) and, prior to April 1, 2016, we also designed, manufactured and sold flooring products (primarily resilient and wood) around the world.

Effective April 1, 2016, AWI completed the separation of its former Resilient and Wood Flooring segments into an independent publicly-traded company, Armstrong Flooring, Inc.  For more information on this separation, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission.  Because AWI’s former Resilient and Wood Flooring segments operated through AWI for part of the 2016 reporting period, AWI is also reporting the activities of its former Resilient and Wood Flooring segments for the period January 1, 2016 through April 1, 2016.

This Conflict Minerals Report (the “Report”) of AWI has been prepared pursuant to Rule 13p–1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2016.  When we refer to “we,” “our” and “us” in this document, we are referring to AWI and its subsidiaries, including our flooring products business prior to April 1, 2016.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”).  The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).  As described in this Report, certain of our operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.

Description of the Products Covered by this Report

This Report relates to products manufactured or contracted to be manufactured by us in calendar year 2016: (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) for which Conflict Minerals are not from scrap or recycled materials and (iii) with respect to which we have concluded they are DRC conflict undeterminable because we have not yet been able to determine whether the Conflict Minerals originated in the Covered Countries.

These products, which are referred to in this Report as the “Covered Products” are the following:

•	Certain coating, paint binders and pigments applied to or within our ceilings tile products;
•	Certain cable suspension and extrusion accessories;
•	Vinyl tile flooring;
•	Vinyl sheet flooring;
•	Engineered hardwood flooring; and
•	Linoleum flooring.

RCOI and Due Diligence Process

We have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals.  This good faith RCOI was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals.  Our due diligence procedures were based on the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”).

Our products and suppliers were assessed by in-house subject matter experts in order to identify our Conflict Mineral scope and risk.  Then, as part of our RCOI, all suppliers deemed to be within the scope of the Rule were surveyed using a variation of the EICC/GeSI Conflict Minerals Reporting Template.  Based on our reviews, 218 of our 1,874 raw and sourced material suppliers were in scope for having provided materials that potentially contained Conflict Minerals that were not from scrap or recycled sources.   We surveyed all 218 suppliers and achieved a 96% response rate, with 94% of respondents reporting the materials they sell us do not contain Conflict Minerals.  All supplier responses were reviewed in detail and where the information provided by the supplier appeared to be outdated, incomplete, incorrect or not trustworthy, follow-up inquiries were made to obtain the current, complete, correct and trustworthy information.  Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals.   We do not purchase Conflict Minerals directly from mines, smelters, or refiners.  We must rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  We believe that the smelters and refiners of the Conflict Minerals are best suited to identify the sources of Conflict Minerals, and have taken steps to identify the smelters and refiners in our supply chain by obtaining or seeking to obtain information from our suppliers.

Our due diligence process was designed to assist with the development of a responsible supply chain for minerals from conflict areas, as outlined in the OECD Guidance, and facilitate compliance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  The steps we have taken, include, but are not limited to the following:

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Formed a cross-functional Core team to design and implement a Conflict Minerals compliance plan, with members representing the following departments: Product Stewardship, Procurement, Corporate Controllers, Legal, Internal Audit;

•	Formed a Steering Committee with members from Senior Management to oversee activities performed by and findings of the Core team;
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Strengthened new supplier agreements by requiring Suppliers to represent and warrant that any Conflict Minerals not from scrap or recycled material that are used in the manufacture of raw materials will not be from Covered Countries; and

•	Educated procurement staff members on the requirements of the Rule and the impact on Global Procurement to aid with on-going risk assessment.

We received completed questionnaires from nine of our suppliers that said that the materials they sell to us contain Conflict Minerals.  To date, only five of these suppliers have provided us with smelter lists. None of the smelters listed by these suppliers is located in the Covered Countries.  Based on the location of the facilities used to process the tin or other Conflict Minerals, we have no reason to believe the source of the Conflict Minerals are from a Covered Country although we can’t exclude that possibility.

Notwithstanding our efforts to obtain information from the supplier that did not identify the names and locations of the smelters or other sources of the Conflict Minerals it used, we have, thus far, been unable to identify the smelters or sources for the Conflict Minerals supplied to us by that supplier and, therefore, have been unable to determine the country of origin of those Conflict Minerals.  We are still working closely with our supplier to obtain its smelter list and mine locations.

We expect to continue to engage with our suppliers to obtain complete, correct and trustworthy information about the supply chain and directly engage with those smelters and refiners identified by our suppliers to verify mineral sources (if necessary).  Additionally, we are working toward adopting a company policy for the supply chain of minerals originating from conflict-affected areas, and standard operating procedures for new vendor on-boarding to ensure we capture the necessary information to comply with the filing requirements under the Rule.

This Report has not been subjected to an independent private sector audit because such an audit was not required.